UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: 83 Investment Group Income Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

27200 Agoura Road

Suite 200

Calabasas, CA 91301

Telephone Number (including area code): (818) 222-4727

Name and address of agent for service of process:

The Corporation Trust Company

Corporation Trust Center

1209 Orange Street

Wilmington, New Castle County, DE 19801

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES ☒   NO ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf of the city of Atlanta and state of Georgia on the 6th day of September 2024.

83 INVESTMENT GROUP INCOME FUND

By:	/s/ Terrence O. Davis
Terrence O. Davis Sole Trustee

Attest:	/s/ Tanya L. Boyle
Tanya L. Boyle